UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

PROMIS NEUROSCIENCES INC.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

74346M406

(CUSIP Number)

July 31, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Shaf QIC LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,488,126*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,488,126*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,488,126*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%*
12.	TYPE OF REPORTING PERSON OO

*    Consists (i) 2,394,063 Common Shares, no par value per share (the “Common Shares”) and (ii) 2,094,063 Common Shares issuable upon exercise of warrants that are currently exercisable. The reported warrants contain provisions preventing their exercise to the extent that such exercise would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Issuer’s Common Shares (the “Beneficial Ownership Blocker”). However, the amounts reported in rows (5), (7) and (9) herein represent the number of Common Shares issuable upon exercise of the warrants in full, and do not give effect to the Beneficial Ownership Blocker. Therefore, the actual number of Common Shares beneficially owned by the Reporting Persons, after giving effect to the Beneficial Ownership Blocker, is less than the number of shares reported in rows (5), (7) and (9). The percent of class was calculated based upon 29,885,452 Common Shares of the Issuer outstanding as of August 15, 2024, as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on September 9, 2024.

1.	NAMES OF REPORTING PERSONS Jonathan Shafmaster
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,488,126*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,488,126*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,488,126*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%*
12.	TYPE OF REPORTING PERSON IN

*    Consists of (i) 2,394,063 Common Shares and (ii) 2,094,063 issuable upon exercise of warrants that are currently exercisable. The reported warrants are subject to the Beneficial Ownership Blocker. However, the amounts reported in rows (5), (7) and (9) herein represent the number of Common Shares issuable upon exercise of the warrants in full, and do not give effect to the Beneficial Ownership Blocker. Therefore, the actual number of Common Shares beneficially owned by the Reporting Persons, after giving effect to the Beneficial Ownership Blocker, is less than the number of shares reported in rows (5), (7) and (9). The percent of class was calculated based upon 29,885,452 Common Shares of the Issuer outstanding as of August 15, 2024, as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on September 9, 2024.

Item 1.		Issuer

	(a)	Name of Issuer:

ProMIS Neurosciences Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

Suite 200, 1920 Yonge Street
Toronto, Ontario, Canada M4S 3E2

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)            Shaf QIC LLC, a New Hampshire limited liability company; and

(ii)           Jonathan Shafmaster, a citizen of the United States of America. Mr. Shafmaster is the sole manager of Shaf QIC LLC.

The address of the principal business office of the Reporting Persons is 158 Shattuck Way, Newington, NH 03801.

	(d)	Title of Class of Securities:

Common Shares, no par value per share (“Common Shares”).

	(e)	CUSIP Number:

74346M406

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.

	(c)	Number of shares as to which such person has:

Reporting Person	Sole Voting Power		Shared Voting Power	Sole Dispositive Power		Shared Dispositive Power	Percentage of Common Shares Outstanding
Shaf QIC LLC	4,488,126	*	0	4,488,126	*	0	9.99	%*
Jonathan Shafmaster	4,488,126	*	0	4,488,126	*	0	9.99	%*

*	Consists of (i) 2,394,063 Common Shares and (ii) 2,094,063 Common Shares issuable upon exercise of warrants that are currently exercisable. The reported warrants contain provisions preventing their exercise to the extent that such exercise would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Issuer’s Common Shares (the “Beneficial Ownership Blocker”). However, the shares amounts reported herein represent the number of Common Shares issuable upon exercise of the warrants in full, and do not give effect to the Beneficial Ownership Blocker. Therefore, the actual number of Common Shares beneficially owned by the Reporting Persons, after giving effect to the Beneficial Ownership Blocker, is less than the number of shares reported in this Item 4(c). The percent of class was calculated based upon 29,885,452 Common Shares of the Issuer outstanding as of August 15, 2024, as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on September 9, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2024

SHAF QIC LLC

/s/ Jonathan Shafmaster
Name: Jonathan Shafmaster Title: Manager
/s/ Jonathan Shafmaster

JONATHAN SHAFMASTER

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Statement